SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)1

                                    CPX Corp.
                          (f/k/a CellPro, Incorporated)
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                                (Name of issuer)

                          COMMON STOCK, $.001 PAR VALUE
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                         (Title of class of securities)

                                   126 16N 100
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                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                December 28, 1999
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

--------
     1            The  remainder  of this  cover  page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 126 16N 100                13D          Page 2 of 6 Pages
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================================================================================

     1      NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     STEEL PARTNERS II, L.P.
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     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                        (b) / /
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     3      SEC USE ONLY

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     4      SOURCE OF FUNDS*
                     WC
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     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                   / /
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     6      CITIZENSHIP OR PLACE OR ORGANIZATION

                     DELAWARE
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 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                           2,180,362
  OWNED BY       ---------------------------------------------------------------
    EACH
 REPORTING
PERSON WITH
                    8         SHARED VOTING POWER

                                       -0-
                 ---------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                       2,180,362
                 ---------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                       -0-
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                     2,180,362
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                 / /
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     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     14.9%
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     14     TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 126 16N 100                13D          Page 3 of 6 Pages
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================================================================================

     1      NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     WARREN LICHTENSTEIN
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     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     00
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     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                    / /
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     6      CITIZENSHIP OR PLACE OR ORGANIZATION

                     USA
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 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                           3,926,862
  OWNED BY      ----------------------------------------------------------------
    EACH
 REPORTING
PERSON WITH
                    8         SHARED VOTING POWER

                                       - 0 -
                ----------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                       3,926,862

                ----------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                       - 0 -
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                     3,926,862
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     26.8%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

                     IN
================================================================================
               *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 126 16N 100                13D          Page 4 of 6 Pages
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         The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (the "Amendment No. 2"). The Amendment No. 2 amends the Schedule 13D as specifically set forth.

Item 3 is hereby amended to read as follows:

Item 3.           Source and Amount of Funds or Other Consideration.

                  The aggregate purchase price of the 2,180,362 Shares of Common Stock owned by Steel Partners II is $477,172.84. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

                  The aggregate purchase price of the 1,746,500 Shares of Common Stock beneficially owned by Warren G. Lichtenstein is $127,098. The Shares of Common Stock beneficially owned by Warren G. Lichtenstein were acquired with personal funds.

Items 5(a) and (c) are hereby amended to read as follows:

Item 5.           Interest in Securities of the Issuer.

                  (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 14,633,985 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1999.

                  As of the close of business on December 28, 1999, Steel Partners II beneficially owns 2,180,362 Shares of Common Stock, constituting approximately 14.9% of the Shares outstanding. Mr. Lichtenstein beneficially owns 3,926,862 Shares, representing approximately 26.8% of the Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 2,180,362 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares.

                  (c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons.

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CUSIP No. 126 16N 100                13D          Page 5 of 6 Pages
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                                   SIGNATURES


                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  December 28, 1999                   STEEL PARTNERS II, L.P.

                                   By:      Steel Partners, L.L.C.
                                            General Partner

                                   By: /s/ Warren G. Lichtenstein
                                       -----------------------------------------
                                             Warren G. Lichtenstein
                                             Chief Executive Officer


                                       /s/ Warren G. Lichtenstein
                                       -----------------------------------------
                                               WARREN G. LICHTENSTEIN

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CUSIP No. 126 16N 100                13D          Page 6 of 6 Pages
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                                   SCHEDULE A

               Transactions in the Shares Within the Past 60 Days
               --------------------------------------------------



                             STEEL PARTNERS II, L.P.
                             -----------------------
                                      None

                               WARREN LICHTENSTEIN
                               -------------------
 Shares of Common                    Price Per                    Date of
       Stock                           Share                   Purchase/Sale
 Purchased/(Sold)                      -----                   -------------
 ----------------
      137,500                          .0800                      12/28/99